

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



02030647

NO ACT
P.E 12-27-20C
1-08489

March 13, 2002

Patricia A. Wilkerson
Vice President and Corporate Secretary
Dominion Resources, Inc.
P.O. Box 26532
Richmond, VA 23261

Act 1934
Section
Rule 14A-8
Public Availability 3/13/2002

Re: Dominion Resources, Inc.
Incoming letter dated December 27, 2001

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

Dear Ms. Wilkerson:

This is in response to your letter dated December 27, 2001 concerning the shareholder proposal submitted to Dominion by Bartlett Naylor. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Bartlett Naylor
1255 N. Buchanan
Arlington, VA 22205

Patricia A. Wilkerson
Vice President and Corporate Secretary
120 Tredegar Street, Richmond, VA 23219
Mailing Address: P.O. Box 26532
Richmond, VA 23261


Dominion

December 27, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

RE: Dominion Resources, Inc. - Omission of Shareholder Proposal under SEC Rule 14a-8(i)(6) – Absence of Power/Authority; Rule 14a-8(i)(7) – Management Functions; Rule 14a-8(i)(3) – Violation of Proxy Rules.

Ladies and Gentlemen:

Dominion Resources, Inc. ("Dominion") respectfully requests that the staff of the Division of Corporation Finance concur with our view that we may omit the shareholder proposal and supporting statement (or portions thereof) referred to below and attached as Exhibit A (the "Proposal") from our proxy statement for our 2002 Annual Meeting of Shareholders pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended. Dominion also requests that the Staff indicate that it will not recommend any enforcement action to the Securities and Exchange Commission if Dominion omits such Proposal, or if not permitted by the Staff to do so, omits portions of the Proposal, from its proxy materials.

The Proposal

The Proposal is from Mr. Bartlett Naylor, an individual Dominion shareholder. The Proposal is in the form of the following shareholder resolution:

> Be it resolved that the shareholders urge the Company to invest in new electrical generation capacity from solar and wind sources to replace or add approximately one percent (1%) of system capacity yearly for the next twenty years with the goal of having the company producing twenty percent (20%) of generation capacity from clean renewable sources in 20 years.

Dominion intends to omit the Proposal from its proxy materials pursuant to Rule 14a-8(i)(6) because Dominion lacks the power or authority to implement the Proposal and Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Dominion's ordinary business operations. Alternatively, if not permitted by the Staff to omit the entire Proposal, Dominion intends to omit a potion of the Proposal pursuant to Rule 14a-8(i)(3) because a statement in support of the Proposal does not comply with the Commission's proxy rules.

1. <u>The Proposal is Excludable under Rule 14a-8(i)(6)</u>

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal from its proxy materials if the company would lack the power or authority to implement the proposal. Dominion believes that the Proposal is excludable because Dominion would not have the authority to implement it.

Under Virginia law, all corporate powers are exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitations set forth in the articles of incorporation. Va. Code Ann. Section 13.1-673. Dominion's Articles of Incorporation do not limit the authority granted to the Board of Directors pursuant to Virginia law. In exercising the authority granted under Virginia law, directors are required to discharge their duties in accordance with their good faith business judgement of the best interests of the corporation. Va. Code Ann. Section 13.1-690.

The Proposal urges Dominion to replace a specified percentage (1%) of system capacity with solar and wind sources for each of the next 20 years, thereby asking current and future Boards of Directors and management to commit significant resources to building and maintaining new generating facilities from these particular sources without considering the financial impact, consistency with strategic goals, or feasibility of such facilities. The Board would be following a specified plan without the opportunity to exercise its fiduciary responsibility of determining whether such plan is in the best interests of Dominion. The Board does not have such authority under Virginia law.

In his supporting statement, Mr. Naylor suggests that the resolution's requirement of a build-up of renewable sources in 1% increments "allows for small pilot facilities to be built and tried as the program and technology advances." With this statement he recognizes that these sources are still in the experimental stage and that programs should evolve through research and experimentation. However, Mr. Naylor's Proposal is a 20-year plan not providing for proper consideration by management or the Board of Directors. Even if Dominion determined, based on developing technology or our experience with the first pilot programs, that the solar and wind sources are not cost-effective or dependable sources of power, the

Proposal if implemented would require continued expansion of the wind and solar facilities on the time schedule requested. Moreover, as discussed below, "small" pilot facilities would not be sufficient to produce 1% of our generation capacity. Rather, at our current system capacity, an approximately 200 Mw facility would be required to replace 1% of our capacity without factoring in any system growth. It would be difficult if not impossible to install such a sizable facility within one year due to permitting, purchasing, construction, and other constraints. Such facilities would cost hundreds of millions of dollars to construct. Finally, reasonable, cost – efficient financing for such projects would be difficult to secure based on the unproven nature of such projects. It is unlikely that such facilities would produce positive returns in today's energy environment.

Additionally, because solar and wind facilities depend on the sun and wind being present in sufficient amounts in order to generate electricity, back-up facilities would be required to provide power when sufficient sun and wind are not available. The cost of building and operating these back-up facilities affects the profitability of the solar and wind sources, if not making the need for them moot. Ironically, the back-up facilities for the renewable sources also would increase our overall non-renewable capacity. Therefore, under the requested proposal Dominion would then have to develop more renewable sources to maintain the required ratios, creating an endless cycle focused on an arbitrary ratio rather than the best interests of the corporation. Adding to this "endless" cycle is that fact that Dominion's capacity is frequently changing because of acquisitions, divestitures and growth to meet customer demand. The Board would not be able to determine such a policy is in Dominion's best interests because of the difficulty or impossibility of meeting the targeted growth for both practical and financial reasons.

Directors are required to exercise their duties and authority in accordance with their good faith business judgement of the best interests of the corporation, and therefore would lack the authority to implement the scheduled build-up of significant renewable generation sources requested without meeting such requirements. Dominion, therefore, intends to exclude the Proposal from its proxy materials pursuant to Rule 14a-8(i)(6) because Dominion does not have the authority to implement the Proposal.

2. <u>The Proposal is Excludable under Rule 14a-8(i)(7)</u>

Dominion believes the Proposal may be excluded from its proxy materials under Rule 14a-8(i)(7) of the Exchange Act which allows a company to exclude from Dominion's proxy materials proposals that deal with matters relating to Dominion's ordinary business operations.

In Release No. 34-40018 (the "Release"), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations: the subject matter of the proposal and the degree to which the proposal seeks to micro-manage a company. With respect to the first consideration, the subject matter of the proposal, the Commission explained that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The Commission further explained that with respect to the second consideration, the Commission would consider whether a proposal probed "too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Commission noted that this consideration may come into play "where the proposal . . . seeks to impose specific time-frames or methods for implementing complex policies."

One of the fundamental decisions to be made by the Board of Directors and management of an energy company such as Dominion is the building of new generating facilities. On a regular basis, Dominion must consider the need for new generating capacity, the cost of such capacity, the financial impact of new capacity, the replacement of existing capacity and the sources for generating power. It is not feasible or practicable for shareholders to determine the timing or method for adding generating capacity. To leave such a decision to shareholders would contradict the Commission's stated policy for the ordinary business exclusion by delegating to shareholders an impossible task – the task of managing Dominion's business on a daily basis. Moreover, the implementation of the Proposal would result in the micro-management of Dominion by imposing specific time-frames or methods for implementing complex policies. The Proposal proposes a 20-year time-frame for Dominion to replace a significant portion of its existing generating capacity with wind and solar powered generating facilities. As explained above, the decision of whether and when to build new generating facilities is a complex decision which requires the consideration of numerous factors. In fact, almost 1.5% of Dominion's current generating capacity comes from renewable sources, including hydroelectric facilities. However, such a buildup has taken time, planning and experimentation. As stated in our corporate policy on Environmental Responsibility, which is posted on our web-site and office walls throughout the company, Dominion is focused on meeting our customers' energy demand in an environmentally responsible manner. Dominion continues to explore new sources and expansion of existing sources, but plans to do so in the ordinary course. While it is proper for our shareholders to raise social issues such as environmental responsibility, it is not proper for them to prescribe a rate (timeline or percentage change) at which Dominion should make complex decisions.

Based on the conclusion that the Proposal deals with ordinary business matters, Dominion intends to omit the Proposal from its proxy materials pursuant to Rule 14a-8(i)(7).

3. The Proposal is Excludable under Rule 14a-8(i)(3)

A company may omit a shareholder proposal or any statement in support of it from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. 17 C.F.R. 240.14a-8(i)(3); *see also* Duke Energy Corporation (February 13, 2001).

At our request, Mr. Naylor has amended some of his original statements in support of his proposal. We have enclosed copies of our correspondence with Mr. Naylor and a copy of the original proposal. However, one issue remains. Mr. Naylor states that his suggested program "allows for small pilot facilities to be built and tried as the program and technology advances." This statement is particularly troubling and misleading. One percent of our generating capacity is equal to approximately 200 Mw of power. To suggest that we could build, on a yearly basis, small pilot facilities to meet these requirements involves several misleading components, as mentioned above. First, a 200 Mw facility is not a small pilot facility. While a facility of that size would not be one of Dominion's largest facilities, it is a sizable facility. Also, it would be difficult if not impossible to install such a sizable facility within one year due to permitting, purchasing, construction, and other constraints. Such facilities would cost hundreds of millions of dollars to construct. The Proposal misleads the shareholders to believe that the request is for "a small pilot program" to be tried out, when it is really a request that Dominion implement a significant, expensive and financially risky program for unreliable generating facilities. This statement is false and misleading and therefore Dominion intends to exclude the statement from the Proposal under Rule 14a-8(i)(3).

Conclusion

For the reasons set forth above, we hereby request that the Division of Corporation Finance concur with our view that the Proposal may be omitted and advise us that it will not recommend any enforcement action be taken against us for omitting the Proposal.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, six copies of this letter and the Proposal, including the supporting statement, are enclosed, as well as six copies of all other enclosures referred to herein. I have also included six copies of our most recent proxy statement for your convenience and six copies of our opinion of counsel regarding state law matters discussed herein. I have mailed a copy of this letter to Mr. Naylor, and hereby request that he copy me on any response he may make to the Staff related to the Proposal.

In compliance with Rule 14a-8(j), this letter is submitted at least eighty (80) calendar days prior to Dominion's anticipated date of filing of our definitive proxy statement in connection with the 2002 annual meeting of shareholders.

If you have any questions or need additional information, please call me at (804) 819-2120, or in my absence, Carter Reid, Managing Counsel, at (804) 819-2144.

Sincerely yours,



Patricia A. Wilkerson
Vice President & Corporate Secretary
Dominion Resources, Inc.

cc: Mr. Bartlett Naylor

EXHIBIT A

Amended Resolution

Be it resolved that the shareholders urge the Company to invest in new electrical generation capacity from solar and wind sources to replace or add approximately one percent (1%) of system capacity yearly for the next twenty years with the goal of having the company producing twenty percent (20%) of generation capacity from clean renewable sources in 20 years.

Supporting Statement:

Utility deregulation demands the Company present a good public image, and the public is demanding progress toward clean energy and a reduction in global warming. Electric power utilities currently emit over 30% of the pollution that now blankets the earth and causes global climate change.

I believe efforts must be made to slow down changes in global warming to prevent a wide range of unintended, harmful and costly impacts including but not limited to sea level rise, drought and desertification, other extreme weather events, expansion of tropical diseases, and changes in the biosphere affecting animal and plant life.

Solar and wind sources do not require the purchase of fossil fuels. As the costs of these non-renewable fuels rise in the future, this renewable generation capacity may achieve a return on investment over the long term. A mix in the generation capacity will allow for small pilot facilities to be built and tried as the program and technology advances.

Support for this resolution will indicate shareholder desire to gradually de-emphasize the production of fossil fuels and to support the development of more non-polluting, environmentally-friendly approaches to energy production. Please vote 'yes'for this resolution."



Bartnaylor@aol.com

11/14/2001 11:05 AM

To: Brenda Long/RICH/VANCPOWER@VANCPOWER, Investor Relations@VANCPOWER
cc:
Subject: shareholder resolution

PLEASE RESPOND BY EMAIL TO CONFIRM RECEIPT. MANY THANKS

Nov. 12, 2000

Corporate Secretary
Patricia Wilkerson
c/o Brenda Long
brenda_long@dom.com
fax: 804.819.2638
c/o investor_relations@dom.com
fax: 804-775-5819
Dominion Resources
120 Tredegar
Richmond, Va 23219

Dear Corporate Secretary

Enclosed, please find a shareholder resolution that I hereby submit under the SEC's Rule 14a(8). I have owned the requisite value for the requisite time period; will provide evidence of said ownership upon request as provided in the federal rule (from a record holder); intend to continue ownership of the requisite value through the forthcoming annual meeting in 2002; and stand prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Please contact me by mail (1255 N. Buchanan, Arlington, Va. 22205) or email (bartnaylor@aol.com).

Your consideration is appreciated,
Sincerely,

Bartlett Naylor

Invest in Clean Energy

Be it resolved that the Company shall invest in new electrical generation capacity from solar, wind and biomass sources to replace approximately one percent (1%) of system capacity yearly for the next twenty years with the goal of having the company producing twenty percent (20%) of generation capacity from clean renewable sources in 20 years.

Supporting Statement:

Utility deregulation demands the Company present a good public image, and the public is demanding progress toward clean energy and a reduction in global warming. Electric power utilities currently emit over 30% of the pollution that now blankets the earth and causes global climate change.

Efforts must be made to slow down changes in global warming to prevent a wide range of unintended, harmful and costly impacts including but not limited to sea level rise, drought and desertification, other extreme weather events, expansion of tropical diseases, and changes in the biosphere affecting animal and plant life.

Solar, wind and biomass sources do not require the purchase of fossil fuels. As the costs of these non-renewable fuels rise in the future, this renewable generation capacity can achieve a significant return on investment over the long term. A one percent yearly addition to generation capacity allows for small pilot facilities to be built and tried as the program and technology advances.

Support for this resolution will indicate shareholder desire to gradually de-emphasize
the production of fossil fuels and to support the development of more

non-polluting,
environmentally-friendly approaches to energy production. Please vote 'yes' for this resolution."



Bartnaylor@aol.com

12/20/01 10:00 AM

To: patty_wilkerson@dom.com
cc:
Subject: corrections

amended resolution.

Be it resolved that the shareholders urge the Company shall invest in new electrical generation capacity from solar, wind and biomass sources to replace approximately one percent (1%) of system capacity yearly for the next twenty years with the goal of having the company producing twenty percent (20%) of generation capacity from clean renewable sources in 20 years.

Supporting Statement:

Utility deregulation demands the Company present a good public image, and the public is demanding progress toward clean energy and a reduction in global warming. Electric power utilities currently emit over 30% of the pollution that now blankets the earth and causes global climate change.

I believe efforts must be made to slow down changes in global warming to prevent a wide range of unintended, harmful and costly impacts including but not limited to sea level rise, drought and desertification, other extreme weather events, expansion of tropical diseases, and changes in the biosphere affecting animal and plant life.

Solar and wind sources do not require the purchase of fossil fuels. As the costs of these non-renewable fuels rise in the future, this renewable generation capacity may achieve a return on investment over the long term. A mix in the generation capacity will allow for small pilot facilities to be built and tried as the program and technology advances.

Support for this resolution will indicate shareholder desire to gradually
de-emphasize
the production of fossil fuels and to support the development of more
non-polluting,
environmentally-friendly approaches to energy production. Please vote 'yes' for this resolution."



Patty Wilkerson
12/20/01 11:03 AM

To: bartnaylor@aol.com
cc: Carter Reid/RICH/VANCPOWER@VANCPOWER
Subject: Re: corrections

Mr. Naylor,
Please see Carter Reid's comments below. Before we send our letter to the SEC, I want to give you the opportunity to revise further.

----- Forwarded by Patty Wilkerson/CORPCTR/VANCPOWER on 12/20/01 11:11 AM -----

Carter Reid
12/20/01 10:52 AM

To: Patty Wilkerson/CORPCTR/VANCPOWER@VANCPOWER
cc:
Subject: Re: corrections

Patty - a few technical comments on Mr. Naylor's revisions:

1. In the resolution, I suggest stating "Be it resolved that the shareholders urge the Company **to invest** - (reads better than urge the Company shall invest)
2. The resolution refers to the 1% replacing, but on the call we discussed it could mean additional or replacment or a mix. A fix would be in the resolution, to state that the capacity would be to "replace or add"
3. The reference to biomass should be deleted in resolution as well - as the resolution discusses "clean renewable sources" and as discussed biomass isn't clean - also pollutes.
4. The reference to "small" pilot programs remains. I think the rewrite helps but doesn't address the fact that the pilots would still be very significant and costly.

Carter



Bartnaylor@aol.com

12/20/01 11:38 AM

To: Patty_Wilkerson@dom.com
cc:
Subject: Re: corrections

Agreed to all but item #4

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

McGUIREWOODS

December 27, 2001

Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

Shareholder Proposal Submitted by Bartlett Naylor to Dominion Resources, Inc.

Ladies and Gentlemen:

We are counsel to Dominion Resources, Inc., a Virginia corporation ("Dominion"). Dominion has received from Bartlett Naylor a shareholder proposal (the "Proposal") for inclusion in Dominion's proxy materials for its 2002 Annual Meeting of Shareholders. We have reviewed the letter from Patricia A. Wilkerson to your office dated December 27, 2001 (the "Letter"), the Proposal and such other documents as we have deemed necessary or appropriate as a basis for the opinions set forth herein.

We believe that the statements contained in the Letter, to the extent they purport to describe the laws of the Commonwealth of Virginia, are fair statements of Virginia law. While we cannot predict with certainty the outcome of any litigation concerning the application of the Virginia Stock Corporation Act to Dominion, we believe that a Virginia court, if properly presented with the issues concerning Virginia law that are discussed in the Letter, would reach the conclusions contained in the Letter.

This opinion is rendered solely to the addressee hereof pursuant to Section 14a-8(j)(2)(iii) of the Securities Exchange Act of 1934, as amended. This opinion may not be relied upon for any other purpose, or by any other person, without our prior written consent.

If you have any questions concerning this matter, please contact Jane Whitt Sellers, Esq. at (804) 775-1054.

Very truly yours,

McGuireWoods LLP



Dominion

It all starts here.

2001 Proxy Statement

2001 Proxy Statement Contents

NOTICE OF ANNUAL MEETING

Dominion Resources, Inc.
P.O. Box 26532
Richmond, Virginia 23261


Dominion

March 16, 2001

Dear Shareholder:

On Friday, April 27, 2001, Dominion Resources, Inc. will hold its Annual Meeting of Shareholders at its corporate headquarters, 120 Tredegar Street, Richmond, Virginia. The meeting will begin at 9:30 a.m. Eastern Daylight Time.

Only shareholders that owned stock at the close of business on March 2, 2001 may vote at this meeting or any adjournments that may take place. At the meeting we propose to:

- Elect 13 directors;
- Consider a shareholder proposal relating to the nomination of at least 2 candidates for each open board position;
- Attend to other business properly presented at the meeting.

This proxy statement was mailed and our 2000 Annual Report was made available to you on approximately March 19, 2001. I hope you will be able to attend the meeting, but even if you cannot, please vote your proxy as soon as you can.

By order of the Board of Directors,

Patricia A. Wilkerson
Vice President and Corporate Secretary

THE PROXY PROCESS

Your Board of Directors is soliciting this proxy for the 2001 Annual Meeting of Shareholders and encourages you to vote in favor of all the Director nominees.

Record Date

All shareholders that owned common stock at the close of business on March 2, 2001 are entitled to vote at the Annual Meeting. There were 246,420,761 shares of Dominion Resources, Inc. common stock outstanding on that date.

Householding

For registered shareholders and Dominion Direct℠ participants, a single copy of the annual report has been sent to multiple shareholders who reside at the same address. Shareholders who contacted us will receive an individual copy of the annual report. Any shareholder that would like to receive a separate annual report may call or write us at the address below, and we will promptly deliver it.

If you received multiple copies of the annual report and would like to receive combined mailings in the future, please contact us at the address below. Shareholders who hold their shares in street name should contact their broker regarding combined mailings.

Dominion Resources
Shareholder Services
P.O. Box 26532
Richmond, VA 23261
1-800-552-4034
shareholder_administration@dom.com

Voting

Methods. You may vote in person at the Annual Meeting or by proxy. This year you have three ways to vote by proxy:

1. Connect to the Internet at www.votefast.com;*
2. Call 1-800-250-9081;* or
3. Complete the proxy card and mail it back to us.*

** Not for shares held in Street Name*

Complete instructions for voting your shares can be found on your proxy card.

If you vote and change your mind on any issue, you may revoke your proxy at any time before the close of voting at the Annual Meeting. There are four ways to revoke your proxy:

1. Connect to the website listed in the previous column;*
2. Call the 800 number listed under Voting Methods in the previous column;*
3. Write our Corporate Secretary;* or
4. Vote your shares at the Annual Meeting.

Rights. Each of your shares will be counted as one vote.

A majority of the shares outstanding on March 2, 2001 constitutes a quorum for this meeting. Abstentions and shares held by a broker or nominee (Broker Shares) that are voted on any matter are included in determining a quorum.

The 13 nominees for director receiving the most votes will be elected.

The Shareholder Proposal presented on p. 6 requires more votes in favor of it than the number of votes against it in order for Dominion to consider its adoption. Broker shares not voted and abstentions have no effect on the final vote counted.

Registered Shareholders and Dominion Direct℠ Participants. Your proxy card shows the number of full and fractional shares you own. If you are a participant in our Dominion Direct℠ stock purchase plan, the number includes shares we hold in your Dominion Direct℠ account. All shares will be voted according to your instructions if you properly vote your proxy by one of the methods listed in the previous column. If you sign your proxy and do not make a selection, your shares will be voted as recommended by the Board. If you are a Dominion Direct℠ participant and do not vote your proxy, we will vote all shares held in that account according to the Board's recommendations. No vote will be recorded for registered shares that are not properly voted.

Employee Savings, Thrift and ESOP Plan Participants. You will receive a request for Voting Instructions from the Trustee(s) for the Plans. The share amounts listed on that form include the full and fractional shares in your Plan account(s). You may instruct the Trustee(s) by:

1. Connecting to www.votefast.com;
2. Calling 1-800-250-9081; or
3. Returning your Voting Instructions in the enclosed envelope (not to Dominion).

Complete instructions can be found on the Voting Instruction Card included with the proxy statement. Whichever method you choose, the Trustee(s) will vote according to your instructions and will keep your vote confidential. If you do not vote your Savings, Thrift or ESOP Plan shares, the Trustee(s) will vote your shares according to each Plan's voting standards.

Beneficial Owners (Broker Shares). If your shares are held in street name with your broker, please follow the instructions found on the Voting Instruction Card enclosed with this proxy statement.

Solicitation and Tabulation

We will pay for soliciting proxies from our shareholders, and some of our employees may telephone shareholders after the initial mail solicitation. We have also retained Georgeson & Co., Inc., a proxy solicitation firm, to assist in the solicitation of proxies for a fee of $14,000 and reimbursement of expenses. In addition, we may reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable expenses in sending proxy materials to the beneficial owners of stock. We have retained Corporate Election Services, Inc. to tabulate the proxies and to assist with the Annual Meeting.

ITEM ONE: ELECTION OF DIRECTORS

Each nominee for director and information about that nominee is listed below. Directors are elected annually; therefore, each director's term of office will end at the next annual meeting of shareholders.

Your proxy will be voted to elect the nominees unless you tell us otherwise. If any nominee is not available to serve (for reasons such as death or disability), your proxy will be voted for a substitute nominee if the Board of Directors nominates one.

Nominees for Election	Year First Elected a Director of Dominion (or Affiliate Company)
WILLIAM S. BARRACK, JR., 71, former Senior Vice President, Texaco, Inc., New Canaan, Connecticut. He is a Director of Standard Commercial Corporation.	2000 (1994)
THOS. E. CAPPS, 65, Chairman, President and Chief Executive Officer of Dominion (from January 28, 2000 to August 1, 2000, Vice Chairman, President and Chief Executive Officer, and prior to that Chairman, President and Chief Executive Officer). He is Chairman and a Director of Virginia Electric and Power Company and a Director of Bassett Furniture Industries, Inc.	1986
GEORGE A. DAVIDSON, JR., 62, former Chairman of the Board of Directors of Dominion (from January 28, 2000 to August 1, 2000, Chairman of Dominion, prior to that, Chairman and Chief Executive Officer of Consolidated Natural Gas Company). He is a Director of PNC Financial Services Group, Inc. and BFGoodrich Company.	2000 (1985)
JOHN W. HARRIS, 53, President, Lincoln Harris, LLC, a real estate consulting firm, Charlotte, North Carolina. He is a Director of Piedmont Natural Gas Company, Inc.	1999 (1994)
BENJAMIN J. LAMBERT, III, 64, Optometrist, Richmond, Virginia. He is a Director of Consolidated Bank & Trust Company and Student Loan Marketing Association (Sallie Mae).	1994 (1992)
RICHARD L. LEATHERWOOD, 61, former President and Chief Executive Officer, CSX Equipment, an operating unit of CSX Transportation, Inc., Baltimore, Maryland. He is a Director of CACI International Inc.	1994

Nominees for Election		Year First Elected a Director of Dominion (or Affiliate Company)
MARGARET A. McKENNA, 55, President, Lesley University, Cambridge, Massachusetts.		2000 (1994)
STEVEN A. MINTER, 62, President and Executive Director, The Cleveland Foundation, Cleveland, Ohio. He is a Director of Goodyear Tire & Rubber Company and KeyCorp.		2000 (1988)
KENNETH A. RANDALL, 73, corporate director for various companies, Williamsburg, Virginia. He is a Director of Oppenheimer Mutual Funds, Inc. and Prime Retail, Inc.		1971*
FRANK S. ROYAL, M.D., 61, Physician, Richmond, Virginia. He is a Director of HCA - the Healthcare Corporation, SunTrust Banks, Inc., Chesapeake Corporation and CSX Corporation.		1994
S. DALLAS SIMMONS, 61, Chairman, President and CEO of Dallas Simmons & Associates, a consulting firm, Richmond, Virginia (prior to July 1, 1999, President, Virginia Union University).		1992
ROBERT H. SPILMAN, 73, President, Spilman Properties, Inc., Bassett, Virginia (prior to 1997, Chairman and Chief Executive Officer of Bassett Furniture Industries, Inc.). He is a Director of Birmingham Steel Company.		1994
DAVID A. WOLLARD, 63, Chairman of the Board of Exempla Healthcare, Denver, Colorado (prior to January 1, 1997, President of Bank One Colorado, N.A.).		1999 (1994)

**Service includes tenure on Virginia Electric and Power Company Board prior to establishment of Dominion as a holding company in 1983.*

The Board of Directors recommends that you vote FOR these nominees.

ITEM TWO: SHAREHOLDER PROPOSAL

Bartlett Naylor, 1255 No. Buchanan, Arlington, Virginia 22205, owner of 400 shares of Dominion common stock, has given notice that he intends to present for action at the Annual Meeting the following resolution:

Shareholder Proposal

"Resolved: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position."

Supporting Statement:
"Although our company's board appreciates the importance of qualified people overseeing management, we believe that the process for electing directors can be improved.

"Our company currently nominates for election only one candidate for each board seat, thus leaving shareholders no practical choice in most director elections. Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for that nominee, but that process rarely affects the outcome of director elections. The current system thus provides no readily effective way for shareholders to oppose a candidate that has failed to attend board meetings; or serves on so many boards as to be unable to supervise our company management diligently; or who serves as a consultant to the company that could compromise independence; or poses other problems. As a result, while directors legally serve as the shareholder agent in overseeing management, the election of directors at the annual meeting is largely perfunctory. Even directors of near bankrupt companies enjoy re-election with 90%+ pluralities. The 'real' selection comes through the nominating committee, a process too often influenced, if not controlled, by the very management the board is expected to scrutinize critically.

"Our company should offer a rational choice when shareholders elect directors. Such a process could create healthy and more rigorous shareholder evaluation about which specific nominees are best qualified.

"Would such a process lead to board discontinuity? Perhaps, but only with shareholder approval. Presumably an incumbent would be defeated only because shareholders considered the alternative a superior choice. Would such a procedure discourage some candidates? Surely our board should not be made of those intolerant of competition. Would such a procedure be 'awkward' for management when it recruits candidates? Hopefully so. (Management could print a nominee's name advanced by an independent shareholder to limit such embarrassment.) The point is to remove the 'final' decision on who serves as a board director from the hands of management, and place it firmly in those of shareholders.

"We urge you to vote FOR this proposal."

Dominion's Opposing Statement

The Board recommends that shareholders reject this proposal. If adopted, the resolution would impair the Board's ability to nominate specific candidates best suited to promote shareholder interests during a particular term or particular circumstance. It is the Board's duty to select nominees best qualified for membership based not only on individual skills and abilities, but on the Board's evolving need to manage its collective balance of skills, experiences and diversity with precision. Offering more than one candidate would not promote effective Board continuity and succession. The Board also believes it would be difficult to recruit qualified candidates who would participate in this type of election.

The Board of Directors recommends that you vote AGAINST this shareholder proposal.

Committees & Meeting Attendance

The Board met 10 times in 2000. Each Board member attended at least 82% of the total number of meetings of the Board and committees on which he or she served.

Each director serves on just one committee in order to provide greater focus on his or her committee's work.

Committee	Members	Description
Audit	S. Dallas Simmons, *Chairman* John W. Harris Margaret A. McKenna Steven A. Minter	These four non-employee directors consult with the independent and internal auditors regarding the examination of Dominion and its subsidiaries' (collectively, the Company) financial statements, the adequacy of internal controls and the independence of auditors. The committee's report to shareholders can be found on p. 10, along with its charter. The charter, which was adopted by the Board, describes in detail the functions of this committee, including its responsibility to recommend to the Board the independent auditors. As required by New York Stock Exchange rules, the committee is comprised of independent directors. In 2000, this committee met three times, and Dr. Simmons met with management and the independent auditors prior to each quarter's earnings release.
Finance	Paul E. Lego*, *Chairman* Benjamin J. Lambert, III David A. Wollard	These three non-employee directors review the Company's financing strategies and consider dividend policy. In 2000, this committee met two times.
Organization, Compensation and Nominating	Kenneth A. Randall, *Chairman* William S. Barrack, Jr. Raymond E. Galvin* Richard L. Leatherwood Frank S. Royal Robert H. Spilman	These six non-employee directors work closely with independent consultants and management to review the Company's organizational and compensation structure. They make recommendations on these matters to the Board of Directors and administer certain compensation plans. They also review the qualifications of director candidates suggested by Board members, management, shareholders and others, and recommend nominees for election as directors. In 2000, this committee met six times.

**Messrs. Lego and Galvin are not standing for re-election.*

Compensation and Other Programs

Fees. During 2000, non-employee directors were paid an annual retainer of $20,000 in cash plus $20,000 in shares of Dominion stock. They also received $1,200 in cash per Board or committee meeting attended.

Deferred Cash Compensation Plan. Directors may elect to defer their cash fees under this plan until they reach retirement or a specified age. The deferred fees are credited to either an interest bearing account or a Dominion common stock equivalent account. Interest or dividend equivalents accrue until distributions are made. A director will be paid in cash or stock according to the election made.

Stock Compensation Plan. The stock portion of the directors' retainer is paid under this plan. Directors have the option to defer receipt of the stock. If a director elects this option, the shares are held in trust until the director's retirement and the dividends on those shares are reinvested. However, the director retains all voting and other rights as a shareholder.

Stock Accumulation Plan. Upon election to the Board, a non-employee director receives a one-time award under this plan. The award is in Stock Units, which are equivalent in value to Dominion common stock. The award amount is determined by multiplying the director's annual cash retainer by 17, then dividing the result by the average price of Dominion common stock on the last trading days of the three months before the director's election to the Board. The Stock Units awarded to a director are credited to a book account. A separate account is credited with additional Stock Units equal in value to dividends on all Stock Units held in the director's account. A director must have 17 years of service to receive all of the Stock Units awarded and accumulated under this plan. Reduced distributions may be made where a director has at least 10 years of service.

Charitable Contribution Program. Dominion had offered its directors participation in a Directors' Charitable Contribution Program. The Program is funded by life insurance policies purchased by Dominion on the directors. The directors derive no financial or tax benefits from the Program, because all insurance proceeds and charitable tax deductions accrue solely to Dominion. However, upon the death of a director, Dominion will donate an aggregate of $50,000 per year for ten years to one or more qualifying charitable organizations recommended by that director. Effective in January 2000, this program was discontinued for new, incoming directors.

Matching Gifts Program. Directors may give up to $1,000 per year to 501(c)(3) organizations of their choice, and Dominion will match their donations on a 1-to-1 basis, with a maximum of $5,000 of matching funds per director per year. If a Director's donation is to an organization on whose board they serve or for which they volunteer more than 50 hours of work during a year, Dominion will match the donation on a 2-to-1 basis.

Director Nominations

Under our Bylaws, if you wish to nominate a director at a shareholder's meeting you must be a shareholder and deliver written notice to our Corporate Secretary at least 60 days before the meeting. If the meeting date has not been publicly announced 70 days before the meeting, then notice can be given 10 days following the public announcement. Any notice must include the following information:

1. your name and address;
2. each nominee's name and address;
3. a statement that you are entitled to vote at the meeting and intend to appear in person or by proxy to nominate your nominees;
4. a description of all arrangements or undertakings between you and each nominee and any other person concerning the nomination;
5. other information about the nominee that would be included in a proxy statement soliciting proxies for the election of directors; and
6. the consent of the nominee to serve as a director.

SHARE OWNERSHIP TABLE

The table below shows the amount of Dominion common stock beneficially owned as of March 2, 2001 by each director and the executive officers named in the compensation table on p. 15. Also included in this table is stock ownership for all directors and executive officers as a group.

Name	Stock Ownership (1)	Director Plan Accounts (2)
William S. Barrack, Jr.	1,669 (3)	19,532
Thos. E. Capps	1,571,918 (4)(5)	—
George A. Davidson, Jr.	126,485	—
John W. Harris	16,008 (3)	12,370
Benjamin J. Lambert, III	11,663 (3)	12,414
Richard L. Leatherwood	12,569 (3)	24,762
Margaret A. McKenna	5,385 (3)	8,934
Steven A. Minter	3,003 (3)	15,474
Kenneth A. Randall	15,105	10,800
Frank S. Royal	11,569 (3)	12,392
S. Dallas Simmons	14,564 (3)	13,419
Robert H. Spilman	12,664	10,800
David A. Wollard	12,256	10,800
Thomas N. Chewning	569,552 (4)	—
Thomas F. Farrell, II	603,474 (4)(5)	—
James P. O'Hanlon	462,212 (4)	—
Edgar M. Roach, Jr.	602,627 (4)	—
All directors and executive officers as a group (24 persons) (6)	5,335,917 (4)(5)	

1. Amounts include exercisable stock options as follows: Mr. Harris, Dr. Lambert, Mr. Leatherwood, Mr. Randall, Dr. Royal, Dr. Simmons, Mr. Spilman and Mr. Wollard each has 10,000 shares; Mr. Capps, 1,233,000 shares; Mr. Chewning, Mr. Farrell and Mr. Roach each has 450,000 shares; Mr. O'Hanlon, 350,000 shares; and all directors and executive officers as a group, 3,878,795 shares.

2. Amounts in this column represent share equivalents accumulated under directors' plans described on p. 8. Balances of 10,800 shares are the amounts accumulated under the Stock Accumulation Plan. Because of the plan's vesting provisions, these amounts will not necessarily be distributed to a director. Any balance in excess of 10,800 is an amount of share equivalents accumulated — at the director's election — under the Deferred Cash Compensation Plan and will be distributed in actual shares to the director.

3. Includes shares held in trust under Director Stock Compensation Plan (described on p. 8) as follows: Mr. Barrack, Ms. McKenna and Mr. Minter, 582 shares; Dr. Lambert, Mr. Leatherwood and Dr. Royal, 1,569 shares; Mr. Harris, 1,008 shares; and Dr.Simmons, 456 shares.

4. Accounts include restricted stock as follows: Mr. Capps, 46,919 shares; Mr. Chewning, 12,554 shares; Mr. Farrell, 14,558 shares; Mr. O'Hanlon, 10,655 shares; Mr. Roach, 14,550 shares and all directors and executive officers as a group, 145,446 shares.

5. Beneficial ownership is disclaimed as follows: Mr. Capps, 158 shares, and Mr. Farrell, 399 shares, for a total of 557 shares.

6. All current directors and executive officers as a group own 2.2 percent of the number of shares outstanding as of March 2, 2001. Of these shares, 17 percent were purchased under the Executive Stock Purchase and Loan Program (see p. 19) with $37.2 million of loans, for which the executive officers are personally liable.

THE AUDIT COMMITTEE

Report

Our Committee reviews Dominion's financial reporting process on behalf of the Company's Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. For a further review of our responsibilities, our Committee Charter is printed following this report.

With this background, our Committee has met and held discussions with management and the company's independent auditors. Management represented to us that Dominion's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and we reviewed and discussed the consolidated financial statements with management and the independent auditors. We also discussed with our independent auditors matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees.*

In addition, our Committee has received the written disclosures and letter from our independent auditors required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees.* We also have discussed with our independent auditors the issue of their independence from Dominion.

We also discussed with Dominion's internal and independent auditors the overall scopes and plans for their respective audits. At each of our meetings, we meet with the internal and independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of Dominion's internal controls, and the overall quality of its financial reporting.

Relying on these reviews and discussions, we recommended to the Board of Directors, and the Board approved, that the audited financial statements be included in Dominion's Annual Report on Form 10-K for the year ended December 31, 2000, for filing with the Securities and Exchange Commission.

S. Dallas Simmons, *Chairman*
John W. Harris
Margaret A. McKenna
Steven A. Minter

February 9, 2001

Charter

I. Purpose
The Audit Committee will represent the Board of Directors in fulfilling its oversight responsibility to the shareholders, potential shareholders, and investment community relating to corporate accounting, reporting practices of the Corporation, and the quality and integrity of the financial reports of the corporation. The Audit Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Corporation's financial reporting process and internal control system.
- Review and appraise the audit efforts of the Corporation's independent auditors and internal auditing department.
- Provide an open avenue of communication among the independent auditors, financial and senior management, the internal auditing department, and the Board of Directors.

The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV of this Charter.

II. Composition
The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors, and free from any relationship that in the business judgement of the Board may interfere with the exercise of their independence from management and the corporation. All members of the Committee shall have a working familiarity with basic finance and accounting practices.

The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board or until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

III. Meetings
The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee should provide sufficient opportunity for the internal and independent auditors and management to meet

with the Committee, in separate executive sessions, to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee.

IV. Responsibilities and Duties

In carrying out its responsibilities, the Committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the Board and shareholders that the corporate accounting and reporting practices of the Corporation are in accordance with all requirements.

In carrying out these responsibilities, the Audit Committee will:

1. Discuss with management and review and recommend to the Board the independent auditors to be selected to audit the financial statements of the Corporation and its divisions and subsidiaries. On an annual basis, the Committee shall receive from the outside auditors a formal written statement delineating all relationships between the auditors and the Corporation and shall review and discuss with the auditors all significant relationships the accountants have with the Corporation to determine the auditors' independence.

2. Meet with the independent auditors and financial management of the Corporation to review the scope of the proposed audit for the current year and the audit procedures to be utilized after which review such audit, including any comments or recommendations of the independent auditors.

3. Review with the independent auditors, the Corporation's internal auditor, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Corporation, and elicit any recommendations for the improvement of such internal control procedures. Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper. The Committee's review should also focus on risk management activities of the Corporation and the Committee periodically should review company policy statements to determine their adherence to the Conflict of Interest Policy.

4. Review the internal audit function of the Corporation including the independence and authority of its reporting obligations, the proposed audit plans for the coming year, and the coordination of such plans with the independent auditors.

5. Review and discuss internal audit's summary of significant risks and findings and their progress report on the internal audit plan.

6. Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any changes in accounting principles should be reviewed. In addition, the Committee should consider the independent auditors' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

7. Provide sufficient opportunity for the internal and independent auditors to meet with the members of the Audit Committee without members of management present.

8. Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with the Board.

9. Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

10. Coordinate Committee activities with other committees of the Board.

11. Periodically review and update this Charter.

ORGANIZATION, COMPENSATION & NOMINATING COMMITTEE REPORT

Compensation Philosophy

Our Committee and management believe it is vitally important to align our officers' financial success with the financial success of our shareholders, and stock ownership is a key measure of such alignment. We work closely with management in our oversight and administration of the company's executive compensation, so that our programs keep in step with our changing industry and continue to attract, retain and motivate high caliber employees.

In 2000, we approved an executive compensation program that again puts a substantial portion of our executives' annual pay at risk and is tied to the achievement of aggressive financial performance measures. We continued heavy emphasis on stock ownership through grants of options, the establishment of stock ownership guidelines and our Executive Stock Purchase and Loan program.

We also reviewed and approved the CEO's total compensation package and performance, without Mr. Capps present.

2000 Compensation

Our 2000 executive compensation program consisted of three basic components:

- Base Salary
- Annual Incentives
- Long-Term Incentives in the form of stock options

Base Salary

In 2000, as in past years, our Committee positioned executive base salaries to be slightly above the median base salaries of similar positions at a peer group of diversified energy companies and other businesses with which we compete on a national basis. Faced with increasing competition for high caliber people, we re-evaluated that practice and for 2001 have adjusted base salaries to be between the median and the 75th percentile of the competitive market range. Our decisions in this regard were based on retention concerns, market data and individual performance.

Executive Officers. An independent compensation consultant analyzed our executives' salaries and compared them to our competitive labor market. Our Committee also reviewed individual executive performance. Based on our review and the consultant's report, we approved base salary increases effective January 1, 2000.

Chief Executive Officer. In determining Mr. Capps' base salary adjustment for 2000, our Committee considered his contributions to Dominion's long-term business strategy and his leadership in guiding Dominion through our merger and a rapidly changing and competitive business environment. We also reviewed competitive compensation information for CEOs within our peer group of diversified energy companies. After thoroughly evaluating this material, considering our compensation philosophy, and recognizing Mr. Capps' continuing challenges in a rapidly changing industry, we approved an annual base salary of $925,000 for Mr. Capps, effective January 1, 2000.

Annual Incentives

Under the annual incentive program, if goals are achieved or exceeded, the executive's total cash compensation for the year may be more than the median total cash compensation for similar positions at companies in our executive labor market.

Under this program our Committee establishes "target awards" for each executive officer. These target awards are expressed as a percentage of the individual executive's base salary (for example, 40% x base salary). The target award is the amount of cash that will be paid, at year-end, if the executive achieves 100% of the goals established at the beginning of the year. We also establish a "threshold" — or minimum acceptable level of financial performance. If this threshold is not met, no executive receives an annual bonus. Actual bonuses, if any, are based on a pre-established formula and may exceed 100% of the target award.

Executive Officers. For Dominion's executive officers, 2000 earnings per share was used as the performance measure under the annual incentive plan. Each executive's goals were weighted heavily toward the earnings per share contribution of the business unit for which they were responsible, but also included operating goals and a consolidated earnings-per-share goal.

Our Committee established and approved the goals at the beginning of 2000. At year-end, we compared the company's actual financial performance with the consolidated and business unit earnings per share goals. For 2000, these goals were surpassed. Earnings per share for the business segments are reported in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of our 2000 Annual Report to Shareholders.

Annual bonuses paid to the named executives are detailed in the Summary Compensation Table on p. 15.

Chief Executive Officer. At the beginning of 2000, we approved a consolidated earnings per share goal for Mr. Capps. Because our earnings per share goal for 2000 was surpassed, we approved an annual cash bonus of $1,043,400 for Mr. Capps.

Long-Term Incentives

We believe the long-term incentive programs we approve play a critical part in our compensation practices and philosophy. Historically, at least half of the long-term incentive component was paid in company stock—a long-term investment. We believe this form of payout underscores commitment to the company while rewarding performance. As discussed in the 2000 proxy, in May 1999 our Committee granted stock options to the executive officers to represent the 1999-2001 long-term plan cycle, as well as to replace the restricted stock portion of the 1998-2000 long-term program cycle.

Given the current labor market environment and to provide balance in our long-term incentive program, our Committee reassessed the sole use of options, and determined that an award of restricted stock is appropriate for the 2001-2003 long-term plan cycle.

Executive Officers. Dominion's goals were established at the start of the 1998-2000 performance cycle. The performance measure used for the executive officers was cumulative net income for the three-year cycle weighted 50% on consolidated net income and 50% on the net income of the business unit for which the executive was responsible. Following the significant reorganization of Dominion and its operating subsidiaries in 2000, this Committee revised the weighting to 100% consolidated net income for the three-year cycle. Based on 2000 year-end results, which exceeded the performance goal, we awarded the executives cash (see the LTIP Payout column of the Summary Compensation Table on p. 15). As stated above, stock options were granted to executives in 1999 and are reported in the table on p. 16. These options became exercisable on January 1, 2000 and will remain exercisable until May 17, 2009.

Chief Executive Officer. The goal for Mr. Capps for the 1998-2000 performance cycle was cumulative consolidated net income for the three-year period. Based on 2000 year-end results, which exceeded the goal, we awarded Mr. Capps $959,633. Also, Mr. Capps has 1,233,000 exercisable stock options which were granted in 1999 at a price of $41.25 per share, which options will expire on May 17, 2009.

Stock Ownership Guidelines

Our Committee reported to you in 2000 that we adopted stock ownership guidelines for our executive officers. We believe these guidelines place an emphasis on stock ownership that aligns management with the interests of our shareholders. Officers have up to five years to meet the guidelines outlined below. Dominion also provides a program to help officers meet the guidelines, as described on p. 19.

Dominion Resources, Inc.
Stock Ownership Guidelines

Positions	Share Ownership
Chairman, Chief Executive Officer	145,000
Executive Vice President CEO — Operating Companies	35,000
Senior Vice President	20,000
Vice President	10,000

ORGANIZATION, COMPENSATION & NOMINATING COMMITTEE REPORT CONTINUED

Deductibility of Compensation

Under Section 162(m) of the Internal Revenue Code, Dominion may not deduct certain forms of compensation in excess of $1 million paid to our CEO or any of the four other most highly compensated executive officers. However, certain performance-based compensation is specifically exempt from the deduction limit.

It is our intent to provide competitive executive compensation while maximizing the Company's tax deduction. However, we reserve the right to approve, and in some cases have approved, non-deductible compensation if we believe it is in the Company's best interest.

Kenneth A. Randall, *Chairman*
William S. Barrack, Jr.
Raymond E. Galvin
Richard L. Leatherwood
Frank S. Royal
Robert H. Spilman

February 16, 2001

EXECUTIVE COMPENSATION

The table below shows the total salary and other compensation awarded to or earned by the CEO and the four other most highly compensated executive officers (as of December 31, 2000).

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation (7) ($)
					Awards		Payouts	
		Salary (1) ($)	Bonus (2) ($)	Other Annual Compensation (3) ($)	Restricted Stock Awards (4) ($)	Securities Underlying Options/SARs (5) (#)	LTIP Payouts (6) ($)	
Thos. E. Capps *Chairman, President & CEO*	2000	925,000	1,495,528	707,496	0	219,397	959,633	232,525
	1999	828,439	481,021	15,942	0	1,233,000	1,093,865	4,800
	1998	795,000	594,344	848,902	995,312	0	639,126	4,800
Thomas F. Farrell, II *Executive Vice President (CEO of Dominion Energy)*	2000	484,134	577,985	100,285	0	112,663	389,040	121,885
	1999	325,174	187,148	314	0	450,000	366,781	3,486
	1998	314,471	239,289	419,098	497,656	0	178,644	4,800
Edgar M. Roach *Executive Vice President (CEO of Dominion Delivery)*	2000	484,134	577,985	132,194	0	112,663	389,040	121,238
	1999	305,770	162,277	8,035	0	450,000	366,145	3,382
	1998	244,615	170,875	427,306	497,656	0	149,914	3,600
James P. O'Hanlon *Executive Vice President (President & COO of Dominion Energy)*	2000	384,999	429,944	79,701	0	91,316	315,328	99,758
	1999	348,700	189,580	0	0	350,000	186,856	355,800
	1998	334,667	180,232	0	0	0	86,512	4,679
Thomas N. Chewning *Executive Vice President, CFO*	2000	382,211	418,800	84,646	0	88,945	307,137	97,300
	1999	334,511	186,156	2,871	0	450,000	339,659	4,800
	1998	318,786	224,274	104,868	124,414	0	196,742	4,800

Footnotes to the Summary Compensation Table

1. **Salary.** Amounts shown may include vacation sold back to Dominion.

2. **Bonus.** Bonus for 2000 includes annual cash bonus and bonus shares granted under the Executive Stock Purchase and Loan Program (described on p. 19).

3. **Other Annual Compensation Column.** None of the named executives received perquisites or other personal benefits in excess of $50,000 or 10% of their total cash compensation. The amounts listed in this column for 2000 are tax payments.

4. The number and value of each executive's restricted stock holdings at year-end, based on a December 31, 2000 closing price of $67.00 per share, were as follows:

Officer	Number of Restricted Shares (1) (#)	Value ($)
Thos. E. Capps (2)	30,252	2,026,884
Thomas F. Farrell, II (3)	6,525	437,175
Edgar M. Roach, Jr. (3)	6,193	414,931
James P. O'Hanlon (3)	3,294	220,698
Thomas N. Chewning (3)	6,377	427,259

1. Dividends are paid on restricted shares.
2. 21,436 shares granted February 1, 2000 will vest on February 1, 2002; remaining shares vest in no less than 3 years from the date of grant.
3. These shares vest 2 years from the date of grant.

OTHER INFORMATION

Matters Before the 2001 Annual Meeting

The management and directors are not aware of any matters that may come before the Annual Meeting other than the matters disclosed in this proxy statement.

Proposals for the 2002 Annual Meeting

Under our Bylaws, if you wish to bring any matter (other than shareholder nominations of director candidates) before the 2002 Annual Meeting, you must notify the Corporate Secretary in writing no later than January 29, 2002. Regarding each matter, the notice must contain:

- a brief description of the business to be brought before the Annual Meeting, including the complete text of any related resolutions to be presented and the reasons for conducting such business at the meeting;
- the name and address of record of the shareholder proposing such business;
- the class and number of shares of stock that are beneficially owned by the shareholder; and
- any material interest of the shareholder in such business.

If you do not provide the proper notice by January 29, 2002, the Chairman of the meeting may exclude the matter, and it will not be acted upon at the meeting. If the Chairman does not exclude the matter, the proxies may vote in the manner they believe is appropriate, as the Securities and Exchange Commission's rules allow.

For a shareholder proposal to be considered for possible inclusion in the 2002 Proxy Statement, the Corporate Secretary of Dominion must receive it no later than November 17, 2001. Dominion plans to hold its 2002 Annual Meeting on April 26, 2002.

2000 Form 10-K

You may request, without charge, a copy of Dominion's Annual Report filed with the Securities and Exchange Commission for 2000 on Form 10-K, excluding exhibits, by:

1. *writing to the*
   Corporate Secretary
   Dominion Resources, Inc.
   P.O. Box 26532
   Richmond, Virginia 23261;
2. *sending us an e-mail at*
   dominion_resources@dom.com; *or*
3. *calling us at*
   804-819-2000.

VOTE YOUR PROXY



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Dominion Resources, Inc.

P.O. Box 26532

Richmond, Virginia 23261-6532

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 13, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources, Inc.
Incoming letter dated December 27, 2001

The proposal requests that Dominion invest resources to build new electrical generation from solar and wind power sources.

We are unable to concur in your view that Dominion may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Dominion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Dominion may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Dominion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Dominion may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Dominion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Lillian K. Cummins
Attorney-Advisor